EXHIBIT 12

OLD KENT FINANCIAL CORPORATION

Ratio of Earnings to Fixed Charges

	Six Months Ended
	June 30,		Years Ended December 31

	(dollar amounts in thousands)

	1999	1998	1998	1997	1996	1995	1994
Earnings:

Income before income	$184,058	$163,833	$304,748	$304,273	$270,030	$241,416	$233,551
Fixed charges	53,026	68,530	123,260	100,254	71,047	71,161	38,730

	$237,084	$232,363	$428,008	$404,527	$341,077	$312,577	$272,281

Fixed charges:

Interest expense
(other than interest on deposits)	$53,026	$68,530	$123,260	$100,254	$71,047	$71,161	$38,730
Interest factor in rent expense	--	--	--	--	--	--	--

	$53,026	$68,530	$123,260	$100,254	$71,047	$71,161	$38,730

Ratio of earnings to fixed charges,
excluding interest on deposits	4.47	3.39	3.47	4.04	4.80	4.39	7.03

Including Interest On Deposits,

Earnings:

Income before income taxes	$184,058	$163,833	$304,748	$304,273	$270,030	$241,416	$233,551
Fixed charges	266,019	291,717	568,548	563,838	518,561	496,870	357,750

	$450,077	$455,550	$873,296	$868,111	$788,591	$738,286	$591,301
Fixed charges:

Interest expense	$266,019	$291,717	$568,548	$563,838	$518,561	$496,870	$357,750
Interest factor in rent expense	--	--	--	--	--	--	--

	$266,019	$291,717	$568,548	$563,838	$518,561	$496,870	$357,750

Ratio of earnings to fixed charges,
including interest on deposits	1.69	1.56	1.54	1.54	1.52	1.49	1.65

The Corporation had no preferred stock outstanding during any period presented. Accordingly, its ratio of earnings to combined fixed charges and preferred stock dividends is the same as its ratio of earnings to fixed charges.